As filed with the Securities and Exchange Commission on November 14, 2005

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Star Scientific, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	801 Liberty Way Chester, VA 23836 (804) 530-0535	52-1402131
(State or Other Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification Number)

Robert E. Pokusa

General Counsel and Corporate Secretary

Star Scientific, Inc.

7475 Wisconsin Avenue, Suite 850

Bethesda, MD 20814

(301) 654-8300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy To:

William P. O’Neill, Esq.

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, DC 20004

(202) 637-2200

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	3,000,000	$2.345	$7,035,000	$828.02

(1)	Includes the registration for resale of 600,000 shares of issued and outstanding common stock and 2,400,000 shares of common stock issuable upon exercise of common stock purchase warrants and purchase options. In the event of a stock split, stock dividend or similar transaction involving the amount of common stock of the registrant, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically adjusted to cover the additional shares of common stock in accordance with Rule 416 under the Securities Act.

(2)	The price is estimated in accordance with Rule 457(c) under the Securities Act, solely for the purpose of calculating the registration fee and is $2.345, the average of the high and low prices of common stock of Star Scientific, Inc. as reported by the Nasdaq National Market on November 11, 2005.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2005

PROSPECTUS

[LOGO]

Star Scientific, Inc.

3,000,000 Shares of Common Stock

•	This prospectus covers 3,000,000 shares of common stock of Star Scientific, Inc. (“us,” “we” or the “Company”) that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares.

These shares of common stock include the resale of:

•	1,900,000 shares of common stock issuable upon exercise of common stock purchase warrants granted by us to two of the selling stockholders named herein;

•	600,000 shares of common stock currently issued and outstanding which were acquired by two of the selling stockholders named herein from our President and Chief Operating Officer in a private transaction; and

•	500,000 shares of common stock currently held by our President and Chief Operating Officer and which are subject to an option to purchase by one of the selling stockholders named herein granted to such selling stockholder in a private transaction by our President and Chief Operating Officer.

No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and the warrants and options to purchase common stock directly from us and the Company’s President and Chief Operating Officer in private placement transactions that were exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “STSI.” On November 11, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $2.28 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplements do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplements constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions. These statements reflect the Company’s current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include, without limitation, the challenges inherent in new product development initiatives, particularly in the smokeless tobacco area, the uncertainties inherent in the progress of scientific research, the Company’s ability to raise additional capital in the future that is necessary to maintain its business, potential disputes concerning the Company’s intellectual property, risks associated with litigation regarding such intellectual property, potential delays in obtaining any necessary government approvals of the Company’s low-TSNA tobacco products, market acceptance of the Company’s new smokeless tobacco products, competition from companies with greater resources than the Company, the Company’s decision not to join the tobacco Master Settlement Agreement (“MSA”), the effect of state statutes adopted under the MSA and any subsequent modification of the MSA, and the Company’s dependence on key employees and on its strategic relationships with Brown & Williamson Tobacco Corporation in light of its combination with RJ Reynolds Tobacco Company, Inc. The impact of potential litigation, if initiated against or by individual states that have adopted the MSA, could be materially adverse to the Company.

See additional discussion under “Risk Factors” in this prospectus, and other factors detailed from time to time in the Company’s other filings with the Securities and Exchange Commission. The company undertakes no obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights some information contained or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors” and the other information incorporated by reference in this prospectus. References in this prospectus to “we,” “our,” and “us” shall mean Star Scientific, Inc. and our wholly-owned subsidiary, Star Tobacco Inc., unless the context indicates otherwise.

OUR COMPANY

We are a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines;

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including ARIVA® compressed powdered tobacco cigalett® pieces and STONEWALL Hard Snuff®; and

(3) the manufacture and sale of discount cigarettes.

Our executive offices are located at 801 Liberty Way, Chester, Virginia, 23836, and our telephone number is (804) 530-0535.

THE OFFERING

We are registering for resale by the selling stockholders 600,000 shares of our common stock initially acquired directly from the Company’s President and Chief Operating Officer in private placement transactions that were exempt from the registration requirements of federal and state securities laws. In addition, we are registering for resale 2,400,000 shares of our common stock issuable upon exercise of the warrants and options issued in connection with the private placements both with the Company and its President and Chief Operating Officer. We are also registering for resale any additional shares of common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Incorporation by Reference.”

Our business has been operating at a loss for the past three years and continues to use more cash than is being generated from operations; absent improving results of operations, we will need to raise additional capital in early 2007 to meet working capital and MSA escrow obligations.

We have been operating at a loss for the past three years. In addition, we are required to make annual MSA escrow payments that are not accounted for in working capital. We deposited approximately $3.9 million into escrow for 2004 sales in MSA states. Our future prospects are dependent, in the near term, on a significant improvement in the expected performance of our discount cigarette business; and, in the longer term, on the distribution and consumer acceptance of our low-TSNA smokeless tobacco products as well as the continued development of new low-TSNA smokeless tobacco products, independently and through alliances with other tobacco manufacturers, and, in particular, on our ability to begin generating significant revenues through royalties on the patented tobacco curing process to which we are the exclusive licensee, including through success in our pending patent litigation against RJR.

The recurring losses generated by our operations continue to impose significant demands on our liquidity. In 2005, we have generated $25.6 million through Securities Purchase and Registration Rights Agreements and through exercise of warrants issued under those agreements. Also we have outstanding warrants that we have issued pursuant to the Securities Purchase Agreements for 1.7 million shares of common stock with an exercise price of $5.00 per share which expire in November

2005 and warrants for 1.9 million shares of stock with an exercise price of $4.00 per share which expire in June 2006. If all of the warrants are exercised prior to their expiration, this will generate an additional $16.1 million, although any decision to exercise the warrants is not within our control and will depend primarily on the performance of our stock price during the exercise periods.

With the proceeds of the recent financings and improved margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations into early 2007, notwithstanding a downturn in sales in the third quarter attributable, in part, to the recent Gulf Coast hurricanes and efforts to further limit sales in MSA states. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping its sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at its Petersburg cigarette factory. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of our expected volume of cigarette sales, we expect that we would need to pursue additional sources of funds in early 2007. Depending upon market conditions and the price of our common stock, we may determine to seek additional funds before early 2007.

Our cigarette business, which has generated a substantial majority of our revenues in the past, continues to experience declines in shipments as well as increased market pressures and we may not be able to reverse this trend

A substantial majority of our revenues historically has been derived from sales of our discount cigarettes which are sold though Star Tobacco, Inc. (“ST”), our wholly owned subsidiary. Since 2000, however, our discount cigarette business has experienced a significant decline in sales, partly caused by intensified pricing competition from foreign manufacturers (see “Competition from other tobacco companies has adversely affected us and may continue to do so”).

Despite our efforts to reenergize cigarette sales, shipments in 2004 and in 2005 to date continued to fall and we face potential and actual increases in regulatory and excise tax costs. Accordingly, we cannot guarantee we will be able to reverse the downward trend in our cigarette business. Notwithstanding the declining performance of our discount cigarette business, we will continue to focus our principal efforts on the sale of discount cigarettes in the four non-MSA states for the foreseeable future. At the same time, we will continue to evaluate the prospects for our cigarette business in general and in particular, sales in MSA states, given the additional regulatory and MSA burdens of operating in those states.

In addition, we must pay a substantial portion of our gross profits on cigarette sales into escrow in April of each year to meet our obligations under the MSA. Because the funds deposited into escrow are not available to meet our other cash needs, even if we were able to generate net income from our cigarette business, we would not necessarily generate positive cash flow from operations, when taking into account these escrow payments. Additionally, beginning in January 2005 we have been required to make new payments for the tobacco farmer buyout program which were not required in previous years. This program will add a cost of approximately $0.50 to each carton of cigarettes sold by us effective January 1, 2005 and a comparable cost for smokeless products over the ten-year life of the program. As part of this program, we also will be subject to assessments for certain loan loss costs and administration costs. These assessments will be recorded when received and paid over several quarters, rather than over the life of the buyout program. It is likely to take more than one year to assess the affect the buyout may have on tobacco cultivation and sales.

If we are not able to increase our revenues and gross profits from cigarette sales, our ability to earn net income and generate positive cash flow from operations will depend on our ability to grow our revenues from royalties and sales of our smokeless tobacco products, which have provided only de minimis revenues to date.

Our prospects for success as a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke are dependent, over the long term, on the distribution and consumer acceptance of our very low-TSNA smokeless tobacco products, as well as the continued development of new very low-TSNA smokeless tobacco products, independently and through alliances with tobacco manufacturers and potentially other third parties

We have previously announced our plan to concentrate our long-term efforts on our very low-TSNA smokeless tobacco products, our receipt of royalty fees for hard tobacco products and on licensing our patented technology for producing low-TSNA tobacco. However, to date these royalties and sales of our smokeless tobacco products have been de minimis.

Beginning in September 2001, we introduced three new smokeless tobacco products, Stonewall® moist and dry snuffs and ARIVA® hard tobacco cigalett® pieces. Beginning in the second quarter of 2003, we began a commercial test market of a new, non-fermented spit-free® “hard tobacco” product for moist snuff users, called STONEWALL Hard Snuff®. By the end of

2004, STONEWALL Hard Snuff® was available in approximately 7,000 locations that have significant sales of smokeless tobacco products. Given the Company’s decision to focus on hard snuff smokeless tobacco products, the Company has discontinued manufacturing Stonewall® moist snuff and is not actively marketing Stonewall dry snuff.

To date, sales of our smokeless products have been slower than expected, in part, we believe, due to the lack of consumer awareness of those products, particularly ARIVA® and STONEWALL Hard Snuff® and lack of sufficient capital to increase consumer awareness of and acceptance of those products. It is not certain whether our low-TSNA smokeless tobacco products will be accepted by the markets in sufficient volume to support our operations. Adult tobacco users may decide not to purchase our products due to taste or other preferences, or because of the extensive health warnings contained on the packaging for our products. Our efforts to successfully market ARIVA® and STONEWALL Hard Snuff® will require the expenditure of substantial funds, which we will need to obtain from external financing, the availability of which cannot be assured, and ultimately these products may not be accepted in the national marketplace.

If the Company is not successful in its efforts to offer very low-TSNA smokeless tobacco products to adults as alternatives to cigarettes and other smokeless products or generate revenue through the technology to which we are the exclusive licensee, we will not have sufficient sales of other products to offset declining cigarettes revenues. This would adversely affect our sales volumes, operating income and cash flows, as well as our ability to pay our debts.

The combination transaction between RJR and B&W may impact negatively upon the Company

On July 30, 2004, RJR, a subsidiary of B&W, and certain of their affiliated tobacco businesses combined operations under the new publicly traded holding company, Reynolds American Inc., which is 42% owned by British American Tobacco PLC, the parent of B&W. Star and B&W have been party to multiple, substantial commercial relationships for a number of years, and Star and RJR are involved in significant patent infringement litigation that began to be tried in U.S. District Court on January 31, 2005. In the pending patent litigation described herein RJR took the position that the new operating entity established as a result of this combination transaction assumed all of the rights and obligations under the agreements previously entered into between Star and B&W, and moved to dismiss our patent infringement case on this basis. After full briefing the Court denied RJR’s motion to dismiss, and found that B&W had attempted to assign the Star/B&W agreements to the new subsidiary, and that Star had not consented to the assignment. The Court further found that the de facto merger doctrine did not apply. In its ruling the Court did leave open the question of what impact, if any, the combination may have on the future licensing arrangements with RJR, but noted that those considerations did not impact on the claims asserted in the present litigation.

We have important relationships with B&W which, if not continued, could adversely impact us

We currently have important business relationships with B&W, including licensing and royalty agreements relating to the sales of Advance®, the purchase of StarCured® tobacco and other low-TSNA tobacco, and the financing of curing barns.

Under our Restated Master Agreement with B&W, as amended by letter agreements dated December 4, 2002 and August 14, 2003, we owe B&W approximately $20 million of long-term debt, with no interest accruing, or principal payments required through December 31, 2005. Beginning January 1, 2006, interest accrues at prime plus 1% and interest and principal are payable in 96 monthly installments. The debt is secured by tobacco leaf inventory, tobacco curing barns, and a first priority security interest in our intellectual property. Once the outstanding loan balance is reduced to $10 million, the collateral will be released by B&W. As of the end of 2004, we also had an accounts payable obligation to B&W in the amount of $8,184,875. Payments on this obligation began in January 2005 and are due in monthly principal payments of $250,000 plus monthly interest payments at prime plus 1% on the outstanding balance. We currently owe approximately $5.2 million on this obligation as of November 1, 2005.

Pursuant to a Hard Tobacco Agreement entered into with B&W in April 2001, B&W began to test market a hard tobacco product named Interval ® in Louisville, Kentucky on December 15, 2003 and a similar dissolvable hard tobacco product in the summer of 2004. In December 2004, Star was notified by RJR that the test market was not successful and that, as a result, the Hard Tobacco Agreement was terminated. The Hard Tobacco Agreement had provided for B&W’s forgiveness of one-half of the then-outstanding indebtedness to B&W if B&W determined that its test market of a hard tobacco product under that agreement was successful, and forgiveness of all of the remaining debt if and when B&W introduced a hard tobacco product into distribution in retail locations in 15 states. With the termination of that agreement, Star is required to begin paying off its long term debt to B&W in January 2006.

In the past, B&W has purchased significant quantities of StarCured® tobacco from us, which we in turn have purchased from participating StarCured® farmers. B&W did not purchase tobacco from us in 2004 or 2005 to date. In the future, we would like to resume purchasing tobacco directly from our participating StarCured® farmers, although our agreement with B&W does not require it to purchase StarCured® tobacco from us in the future.

In recent years, B&W has granted us a number of concessions under our agreements, including deferring interest and principal payments, consenting to our incurrence of additional indebtedness and agreeing to modify the Hard Tobacco Agreement to allow us to pursue similar licensing arrangements with third parties. B&W’s failure to grant us similar concessions in the future could have a number of adverse consequences, including restricting our pursuit of business opportunities with B&W or third parties, limiting our ability to raise funds through debt financing and requiring payment of our obligations to them in circumstances where we may not have sufficient funds available to do so.

We are dependent on the domestic tobacco business

All of our revenue for discount cigarette sales since 2000 was derived from sales in the United States. The U.S. cigarette business has been contracting in recent years and pricing pressures in the discount cigarette business have been increasing. As the U.S. cigarette market continues to contract, this trend could adversely affect our sales volumes, operating income and cash flows. The market for smokeless products is much smaller than the market for smoked tobacco products, and all of the revenue for smokeless tobacco product sales to date have been derived from sales in the United States, except for de minimis amounts of ARIVA® sold in Bermuda, Turkey and Norway. Accordingly, we do not currently have access to foreign markets to offset the impact of the declining U.S. markets.

Competition from other tobacco companies could adversely affect us

The tobacco industry is highly competitive. Our primary competition for conventional cigarettes has been the “major” cigarette manufacturers, each of which has substantially greater financial and operating resources than we do. We have encountered significant competition from several other smaller U.S. manufacturers of cigarettes, as well as importers of cigarettes manufactured in foreign countries. Many of these manufacturers and importers have substantially greater financial, manufacturing, marketing and other resources than we do. STONEWALL Hard Snuff® competes with major smokeless manufacturers, and in the case of ARIVA®, with traditional cigarette manufacturers, because ARIVA® is positioned as an alternative to cigarettes in situations where adult cigarette users cannot or choose not to smoke. Those companies generally have substantially greater financial and operating resources than we do. Also, these companies have a more established presence in the smokeless tobacco industry than we do.

Tobacco companies may use low-TSNA tobacco that does not infringe on the technology to which we are the exclusive licensee or develop technology for low-TSNA tobacco that could make our technology obsolete

Virtually all flue-cured tobacco grown in the U.S. since 2001 has been cured in a manner to reduce the levels of TSNAs. At least one other tobacco company has begun to incorporate low-TSNA tobacco into its cigarettes products and others have begun to purchase low-TSNA tobacco and are expected to incorporate that tobacco in their products. If competitors produce low-TSNA tobacco that does not infringe on the technology to which we are the exclusive licensee, or develop other tobacco products with less toxins that can compete with our very low-TSNA products, this could adversely affect our operating income and cash flows. Additionally, competitors may develop new technology for low-TSNA tobacco that could make our current technology obsolete.

The tobacco industry is subject to substantial and increasing regulation and taxation

Various federal, state and local laws limit the advertising, sale and use of cigarettes and smokeless tobacco products, and these laws have proliferated in recent years. If this trend continues, it may have material and adverse effects on our sales volumes, operating income and cash flows. In addition, cigarettes and smokeless tobacco products are subject to substantial and increasing excise taxes. The federal excise tax on cigarettes rose from $.34 per pack in 2000 to $.39 per pack in 2002. The federal excise tax on smokeless tobacco products is substantially lower ($0.585 per pound). A number of states have recently considered an increase in state excise taxes on smoked and smokeless tobacco products. While several states have no excise tax on smokeless products, tax rates in other states vary considerably. For example, the states of Alabama and North Dakota tax smokeless products at a rate of 1.5 cents per ounce and 16 cents per ounce, respectively, while the states of North Carolina and Oregon impose an excise tax of 2% and 65% of wholesale cost, respectively. Present state excise taxes for cigarettes range from $0.03 per pack in Kentucky to $2.46 per pack in Rhode Island. Increased excise taxes may result in declines in overall sales volume. This result could adversely affect our operating income and cash flows. In addition, several states have imposed additional fees on cigarettes sold by manufacturers who are not signatories to the MSA or who have not previously entered into settlements with the non-MSA states. Such additional fees could adversely impact on our sales volumes and cash flows. Also, a number of states have passed statutes or regulations requiring that cigarettes meet prescribed fire safety standards. We have decided that it would not be economically feasible to develop a separate cigarette for sale in these states, and we will no longer sell cigarettes in those states once such statutes and regulations go into effect.

We currently have licenses from the TTB to manufacture cigarettes and smokeless tobacco products. To the extent that we are unable to maintain our current licenses or to obtain any additional licenses required by the TTB, this could materially and adversely affect our operations.

In 1996, the FDA promulgated regulations governing the sale and advertising of tobacco products. These regulations were designed primarily to discourage the sale to, and consumption by, adolescents and children. The authority of the FDA to promulgate such regulations was challenged in the federal courts. On March 21, 2000, the United States Supreme Court in a five to four decision held that the Congress has not given the FDA authority to regulate tobacco products as customarily marketed. Given the decision by the Supreme Court it is unclear whether Congress will act to grant such authority to the FDA, although legislation that would create such authority has been introduced previously in Congress.

In late 2004, tobacco quota buyout legislation was enacted into law which requires all tobacco manufactures to pay for the cost of the buyout over the next ten years. Beginning in January 2005, we have been required to make payments of approximately $0.50 per carton for our cigarette products and a comparable cost for smokeless tobacco products. As part of the program, we also will be subject to assessments for certain loan loss costs and administrative costs. These assessments will be recorded when received and paid over several quarters, rather than over the life of the buyout program. The Company, and other tobacco manufacturers have increased prices to cover the cost of the buyout program. While the increased cost could have a negative impact on purchases of cigarettes by consumers, the impact of this added cost is expected to be proportional across the industry.

We have substantial obligations under state laws adopted under the Master Settlement Agreement

We have an obligation to place in escrow accounts an amount equal to $1.88 per carton for 1999, $2.09 in 2000, $2.72 in 2001-2002, $3.35 in 2003-2006 and $3.77 thereafter, for sales of cigarettes occurring in the prior year in each MSA Settling State. An inflation adjustment is also added to these deposits at the higher of 3% or the Consumer Price Index each year. For sales in 2004, the total escrow cost per carton was $4.03. The failure to place such required amounts into escrow could result in severe penalties to us and potential restrictions on our ability to sell tobacco products within particular states. Because of this escrow requirement, a substantial portion of our net income from operations has been unavailable for our use and the amount required to be placed in escrow for each carton sold may exceed the net cash flow generated by each carton sold. As a result, we have experienced negative cash flows from operations, which, among other things, has affected our ability to apply the capital generated from our present cigarette sales to the further scientific development of less toxic and potentially less hazardous tobacco products and to the growth of our business. In addition, the escrow obligations will impede our ability to distribute dividends to our stockholders.

We have tried to mitigate the costs of the MSA by focusing our field sales force and our efforts on increasing market share in states that were not participants in the MSA, among other approaches. The MSA States have taken the position that the Company is responsible to escrow funds for any sales in MSA States whether made by ST directly or by a third party to whom ST has sold product. The Company is in full compliance for escrow obligations through 2004 and currently has approximately $37.2 million in escrow.

In addition, most of the MSA states have enacted statutes that require non-participating manufacturers to certify that they are in full compliance with the escrow requirements of the MSA as a condition to being permitted to sell cigarette products in those states. While the Company has recently focused its sales in the four states that are not part of the MSA, failure to comply with these statutes would negatively impact on the Company’s ability to sell cigarettes in those MSA states, notwithstanding our substantial payments into escrow.

The IRS may determine that a portion of the $13.9 million that we received in income tax refunds was not a deductible expense

The Company in 2004 was notified that its 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on the Company’s financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

During 2002, the Company submitted to the IRS a request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. The Company has taken the position on its 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, the Company filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, the Company received a total of $12.6 million in federal and state refunds relating to such claims. During 2004, the Company received an additional $1.4 million in state refunds relating to such claims.

If the IRS determines that it will not grant the Company’s ruling request, the Company anticipates that it will withdraw the request. Further, if upon examination, the IRS rules against the Company with respect to the claimed deductions, the Company expects that it may challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While the Company believes that its position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until 2006, at the earliest.

If it is ultimately determined that the Company’s treatment of the payments into escrow is not a current deduction for tax purposes, it is expected that the Company’s existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of the Company’s recent losses. Further, the Company would be subject to interest and possibly certain penalties. However, those amounts would also be subject to being offset by the Company’s existing carryback claims to the extent available, and we would contest the assessment of any penalties should these occur.

We may be assessed additional sales and use taxes by the Commonwealth of Virginia

In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to the Company and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. The Company continues to challenge this assessment and has filed a request for reconsideration with the Commissioner of Taxation, and is prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed the Company will be required to pay the tax, penalties and interest due.

Lawsuits may affect our profitability; we have limited insurance coverage

We are not, nor have we ever been, named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects relating to the use of our tobacco products. While we believe that the risk of being named a defendant in such a lawsuit is relatively low, we may be named as a defendant in the future as there has been a noteworthy increase in the number of these cases pending. Punitive damages, often in amounts ranging into the hundreds of millions, or even billions of dollars, are specifically pleaded in a number of these cases in addition to compensatory and other damages. In the past, we maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contained any foreign object, i.e. any object that is not intended to be included in the manufactured product. We currently do not maintain such insurance. The product liability insurance we previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. Accordingly, our inclusion in any of these actions or any future action could have a material and adverse effect on our financial condition. In addition, beginning in 2001, we embarked on the test market and distribution of new smokeless tobacco products. To the extent the sale and distribution of such products results in any health-related claims, such claims could have a material and adverse effect on our financial condition.

We may not properly manage our growth

If we are successful in increasing market acceptance for our products, we will be required to manage substantial volume from our customers. To accommodate any such growth and compete effectively, we will be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. We face competition for these people. Our ability to successfully manage such volume also will be dependent on our ability to scale up our tobacco processing and production operations. There can be no assurance that we can overcome the challenge of scaling up our processing and production operations or that our personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to implement and improve our operational, financial and management systems or to attract, integrate, motivate and retain additional employees required by future growth, if any, could have a material and adverse effect on our business and prospects, financial condition and results of operations.

We may not be successful in protecting our intellectual property rights

Our success in commercially exploiting our licensed tobacco curing technology and low-TSNA smokeless tobacco products depends in large part on our ability to defend issued patents, to obtain further patent protection for the technology in the United States and other jurisdictions, and to operate without infringing upon the patents and proprietary rights of others.

Additionally, we must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

Patent positions are uncertain and involve complex legal and factual questions for which important legal principles are unresolved. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Such licensing agreements, if required, may not be available on acceptable terms or at all. If such licenses are not obtained, we could be delayed in or prevented from pursuing the development or commercialization of our products.

Litigation, which could result in substantial cost, may also be necessary to enforce any patents to which we have rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights which may affect our rights. There are always risks in any litigation. U.S. patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. We may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention, which could result in substantial cost. In particular, we are currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland. In the coming months, we anticipate increases in general and administrative costs in connection with the continued prosecution of our patent infringement lawsuits. Moreover, the mere uncertainty resulting from the institution and continuation of any technology-related litigation or interference proceeding could have a material and adverse effect on our business and prospects.

We may also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There can be no assurance that these agreements will not be breached or terminated, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

We depend on key personnel

We depend upon the continued services of our senior management team for our continued success. The loss of any one of the Company’s Chief Executive Officer, Jonnie R. Williams, the Company’s Chairman, President and Chief Operating Officer, Paul L. Perito, the Vice President of Sales and Marketing, David M. Dean, the Company’s Chief Financial Officer, Christopher G. Miller or the Company’s General Counsel, Robert E. Pokusa, could have a serious negative impact upon our business and operating results.

The Company’s success depends in large part on its ability to attract and retain, on a continuing basis, consulting services from highly qualified scientific, technical, management, financial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain the personnel necessary for the development and operation of its business or that given the losses that the Company has suffered over the past three years that it will have the financial ability to do so. The loss of the services of its key personnel or the termination of its contracts with independent scientific and medical investigators could have a material and adverse effect on the Company’s business.

Management and significant stockholders can exercise influence over the Company

Based upon stock ownership as of November 10, 2005, our executive officers, directors and their associates, own an aggregate of approximately 30.9% of our outstanding shares. As a result, these persons acting together may have the ability to control matters submitted to our stockholders for approval and to control the management and affairs of the Company. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company, impede a merger, consolidation, or takeover or other business combination, or discourage a potential acquirer from attempting to obtain control. This concentration of control could also have a negative effect on the market price of our shares.

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value

The trading price of the shares of our common stock has been and may continue to be highly volatile. Since 2004, our stock has traded at prices ranging from $1.70 on January 14, 2004, to $7.10 on February 4, 2005. We receive only limited attention by securities analysts and may experience an imbalance between supply and demand for our common stock resulting from low trading volumes. The market price of our common stock may fluctuate significantly in response to a variety of factors, most of which are beyond our control, including the following:

•	developments related to our patents or other proprietary rights, including developments in our litigation against RJR;

•	developments in our efforts to market smokeless tobacco products;

•	announcements by us or our competitors of new products, technological innovations, contracts, acquisitions, financings, corporate partnerships or joint ventures;

•	negative regulatory action or regulatory approval with respect to our products or our competitors’ products; and

•	market conditions for the tobacco industry in general.

The stock market has, from time to time, experienced extreme price and volume fluctuations, which have particularly affected the market prices for small companies and which have often been unrelated to their operating performance. These broad fluctuations may adversely impact the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

Future sales of our common stock would have a dilutive effect on current stockholders

If we sell shares of our common stock in future financings, our stockholders would experience dilution.

Our research & development efforts may not result in commercially viable products and may continue to be curtailed by our lack of available research funds

Consistent with our efforts to cut costs, the Company deferred certain research projects in the last half of 2003 and in 2004 and 2005. We expect our spending on research during the remainder of 2005 to be at a de minimis level, while we continue to concentrate on the preparation for the ongoing trial of our patent infringement litigation. Presently, our research focus is directed to assessing the impact that products with reduced toxin levels may have on the range of serious health hazards associated with the use of conventional smoked and smokeless tobacco products. While our research work has been deferred as a result of the lack of available working capital, the Company has designed several additional scientific studies to determine, among other things, whether a reduction in TSNAs can be equated with a reduction in health risk, to assess biomarker differences that can be equated to levels of various toxins in smoked versus smokeless tobacco, and to measure the impact of the decline in TSNA exposure in low-TSNA smokeless tobacco compared to traditional cigarette products. However, because of monetary constraints we are not moving forward with these studies at this time. When we initiate these studies, they will be conducted by independent laboratories and universities. We hope to renew our research and development efforts in 2006, subject to the availability of funds. However, such research may not result in new products reaching the market, or in any improvements to our current products. This could occur for a number of reasons, including if potential new products:

•	fail to receive any necessary regulatory approvals on a timely basis or at all;

•	are precluded from commercialization by proprietary rights of third parties; or

•	are uneconomical or fail to achieve market acceptance.

Failure to develop new products or to improve our current products could have a material and adverse impact on our net sales, operating income and cash flows.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the shares. We will not receive any proceeds from these sales. However, 1,900,000 shares of common stock offered by this prospectus are issuable in the future upon the exercise of common stock purchase warrants granted by us. If the warrants are fully exercised, we will receive aggregate gross proceeds of approximately $7,600,000. We expect to use proceeds from the exercise of the warrants, if any, for general corporate purposes. We will not receive any proceeds from the exercise of a purchase option granted to a selling stockholder by our President and Chief Operating Officer in a private transaction with respect to shares he currently holds.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 75,151,415 shares of our common stock issued and outstanding as of November 1, 2005.

No selling stockholder, except for Marc D. Oken, has had any material relationship with us or any of our affiliates within the past three years, other than as a securityholder. Mr. Oken was elected to the Company’s board of directors on October 11, 2005. In a private placement offering in March 2004, the Company issued to Manchester Securities, an affiliate of Elliott International, L.P. and Elliot Associates, L.P., a $9 million two-year, convertible 8% debenture and warrants for 502,681 shares of the Company’s common stock. In January 2005, Manchester Securities converted the debenture and had the Company issue to Elliott International, L.P. and Elliot Associates, L.P. the common stock that was issued upon the conversion of the debenture. In a February 2005 private placement, the Company sold to Elliott International, L.P., Elliot Associates, L.P. and Iroquois Capital, L.P. (collectively, the “Warrant Holders”), a total of 1,900,000 shares of the Company’s common stock and warrants, at an exercise price of $5.00 per share, to purchase an additional 1,900,000 shares of common stock (the “February Warrants”). In connection with a September 2005 private placement, the Company reduced the exercise price of the February Warrants to $4.00 and the Warrant Holders subsequently exercised the February Warrants.

The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. The selling stockholders acquired the common stock, warrants and options to which this prospectus relates directly from us and from our President and Chief Operating Officer in private placement transactions that were exempt from the registration requirements of the federal and state securities laws. In connection with the private placements, we agreed to file the registration statement, of which this prospectus forms a part, with the SEC covering the resale of the offered shares.

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of Shares Being Offered for Resale under this Prospectus(2)	Shares Beneficially Owned After Offering
			Number	Percentage
Iroquois Capital, LP (3)	3,000,000	2,000,000	1,000,000	1.3
Elliott International, L.P.(4)	1,486,240	540,000	946,240	1.3
Elliott Associates, L.P.(5)	1,493,507	360,000	1,133,507	1.5
Marc D. Oken (6)	150,000	100,000	50,000	*

Total	6,129,747	3,000,000	3,129,747	4.2

*	Less than one percent of the common stock outstanding, as applicable.

(1)	Includes shares of common stock issued and outstanding as of the date of this prospectus, shares of common stock issuable upon exercise of common stock purchase warrants, and shares subject to a purchase option granted by our President and Chief Operating Officer.

(2)	Assumes the selling stockholders sell all of the common stock being offered by this prospectus.

(3)	Includes 500,000 shares of common stock purchased directly from our President and Chief Operating Officer in a private transaction, 1,000,000 shares issuable upon exercise of warrants acquired directly from the Company pursuant to a private placement, and 500,000 shares issuable upon exercise of a purchase option with respect to shares held by our President and Chief Operating Officer.

(4)	Includes 540,000 shares issuable upon exercise of warrants acquired directly from the Company pursuant to a private placement.

(5)	Includes 360,000 shares issuable upon exercise of warrants acquired directly from the Company pursuant to a private placement.

(6)	Includes 100,000 shares of common stock purchased directly in a private transaction with our President and Chief Operating Officer.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all their respective shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange or market distribution in accordance with the rules of the applicable exchange or market;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	in the over the counter market;

•	through options, swaps or derivatives;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all the shares of common stock respectively owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling security holder may be deemed an underwriter, each selling security holder must deliver this prospectus and any supplements to this prospectus in the manner required by the Security Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Robert E. Pokusa, General Counsel and Secretary of the Company. Mr. Pokusa is the beneficial holder of 279,199 shares of our common stock.

EXPERTS

Aidman, Piser & Company, P.A., an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 and management’s report on the effectiveness of our internal control over financial reporting as of December 31, 2004 included in our Form 10-K/A filed on April 27, 2005 as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting are incorporated by reference in reliance on Aidman Piser’s report, given their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004;

•	Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005;

•	Current Reports on Forms 8-K filed on January 5, 2005, January 11, 2005, February 28, 2005, August 19, 2005, September 21, 2005, September 27, 2005, October 11, 2005, and October 19, 2005; and

•	the description of our common stock as set forth in our Registration Statement on Form 8-A12B/A, filed with the SEC on June 21, 2001.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Star Scientific, Inc., Attention: Investor Relations, 7475 Wisconsin Avenue, Bethesda, Maryland 20814 (telephone number is (301) 654-8300). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is http://www.sec.gov. You may also view our filings with the Securities and Exchange Commission on our internet site at http://www.starscientific.com.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Securities Exchange Act filings, each such statement being qualified in all respects by such reference.

[LOGO]

STAR SCIENTIFIC, INC.

3,000,000 SHARES OF COMMON STOCK

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the shares of common stock being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount
Commission Registration Fee	$828
*Legal Fees and Expenses	$25,000
*Accounting Fees and Expenses	$2,500
*Miscellaneous Expenses	$5,000

*Total	$33,328

*	Estimated

ITEM 15.	LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Our Third Amended and Restated Certificate of Incorporation, as amended by the Certificate of Corrections to the Amended and Restated Certificate of Incorporation, provides our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law. Our Amended and Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act.

We have entered into indemnification agreements with substantially all of our officers and directors which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance.

ITEM 16.	INDEX TO EXHIBITS.

Number	Exhibit

4.1	Restated Certificate of Incorporation(1)

4.2	Bylaws of Star Scientific, Inc., as Amended to Date(1)

4.3	Specimen Certificate for shares of common stock, par value $.0001(2)

5.1	Opinion of Company’s Counsel as to the legality of the securities being offered

23.1	Consent of Company’s Counsel (contained in Exhibit 5.1)

23.2	Consent of Aidman, Piser & Company, P.A.

24.1	Powers of Attorney (included on signature page of this Registration Statement).

(1)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(2)	Incorporated by reference to Star’s Registration Statement on Form S-3 filed on April 28, 2005.

ITEM 17.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chester, state of Virginia, on this 14th day of November, 2005.

STAR SCIENTIFIC, INC.

By:	/s/ JONNIE R. WILLIAMS
Jonnie R. Williams
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonnie R. Williams and Paul L. Perito, and each of them, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and any related registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 14th day of November, 2005.

Signature	Title

/s/ JONNIE R. WILLIAMS Jonnie R. Williams	Chief Executive Officer and Director (Principal Executive Officer)

/s/ PAUL L. PERITO Paul L. Perito	Chairman of the Board, President and Chief Operating Officer

/s/ CHRISTOPHER G. MILLER Christopher G. Miller	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ GERALD P. CARMEN Gerald P. Carmen	Director

/s/ CHRISTOPHER C. CHAPMAN, JR., M.D. Christopher C. Chapman, Jr., M.D.	Director

/s/ MARC D. OKEN Marc D. Oken	Director

/s/ LEO S. TONKIN Leo S. Tonkin	Director

/s/ DAVID C. VORHOFF David C. Vorhoff	Director

EXHIBIT INDEX

Number	Exhibit

4.1	Restated Certificate of Incorporation(1)

4.2	Bylaws of Star Scientific, Inc., as Amended to Date(1)

4.3	Specimen Certificate for shares of common stock, par value $.0001(2)

5.1	Opinion of Company’s Counsel as to the legality of the securities being offered

23.1	Consent of Company’s Counsel (contained in Exhibit 5.1)

23.2	Consent of Aidman, Piser & Company, P.A.

24.1	Powers of Attorney (included on signature page of this Registration Statement).

(1)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(2)	Incorporated by reference to Star’s Registration Statement on Form S-3 filed on April 28, 2005.